Grant Thornton

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

ASA Electronics, LLC and Subsidiaries

November 30, 2013 and 2012, and for the years ended
November 30, 2013, 2012 and 2011

McGladrey LLP
Certified Public Accountants

McGladrey LLP is a member firm of RSM International
-- an affiliation of separate and independent legal entities.
1

McGladrey LLP is a member firm of RSM International
-- an affiliation of separate and independent legal entities.
2

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687
T 312.856.0200
F 312.565.4719

Members
ASA Electronics, LLC and Subsidiaries

We have audited the accompanying consolidated balance sheet of ASA Electronics, LLC and Subsidiaries (the Company) as of November 30, 2013, and the related consolidated statements of income, members’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ASA Electronics, LLC and Subsidiaries as of November 30, 2013, and the results of their operations and their cash flows for the period ended November 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Chicago, Illinois
January 24, 2014

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

ASA Electronics, LLC and Subsidiaries

Consolidated Balance Sheets
November 30, 2013 and 2012

	2013	2012

ASSETS

Current Assets
Cash and cash equivalents	$11,307,826	$5,899,638
Available-for-sale securities	6,000,000	4,000,000
Trade receivables, net	7,051,656	7,506,435
Receivables - related party	1,000	—
Inventories	16,715,722	17,196,037
Prepaid expenses and other current assets	553,924	455,051
Prepaid expenses - related party	45,457	44,645
Total current assets	41,675,585	35,101,806

Leasehold Improvements and Equipment at depreciated cost	2,394,300	2,019,338

Intangible Assets, trademark rights	2,742,123	2,742,123
	$46,812,008	$39,863,267

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities
Accounts payable	$1,339,931	$1,320,756
Accounts payable - related party	$47,000	$4,000
Accrued expenses:
Payroll and related taxes	2,040,625	1,774,755
Warranty	2,023,000	1,956,000
Accrued customer co-op/rebates	583,086	481,955
Other	151,274	120,487
Total current liabilities	6,184,916	5,657,953

Commitments and Contingencies

Long-term liabilities
Warranty	439,000	289,000

Total liabilities	6,623,916	5,946,953

Members' Equity	40,188,092	33,916,314
Total Liabilities and member's equity	$46,812,008	$39,863,267

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Income
November 30, 2013, 2012 and 2011

	2013	2012	2011

Net sales	$92,500,296	$84,641,165	$71,234,236

Cost of goods sold	70,567,304	65,928,392	55,022,015

Gross profit	21,932,992	18,712,773	16,212,221

Selling, general and administrative expenses	10,136,384	9,726,938	8,623,131

Operating income	11,796,608	8,985,835	7,589,090

Nonoperating income (expense):
Investment income	43,744	36,229	32,870
Miscellaneous income	3,361	—	1,548
Interest expense	—	—	—
	47,105	36,229	34,418
Net income	$11,843,713	$9,022,064	$7,623,508

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Members' Equity
November 30, 2013, 2012 and 2011

	2013	2012	2011

Balance, beginning	$33,916,314	$29,460,652	$25,852,688
Net income	11,843,713	9,022,064	7,623,508
Member distributions	(5,571,935)	(4,566,402)	(4,015,544)
Balance, ending	$40,188,092	$33,916,314	$29,460,652

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC and Subsidiaries

Consolidated Statements of Cash Flows
November 30, 2013, 2012 and 2011

	2013	2012	2011

Cash Flows From Operating Activities
Net income	$11,843,713	$9,022,064	$7,623,508
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	961,996	1,168,476	1,071,232
Inventory writedowns and reserves	26,221	75,900	145,639
Loss on sale of equipment	(1,352)	11,062	(4,812)
Change in assets and liabilities:
Decrease (increase) in:
Trade receivables	453,779	(1,353,350)	(1,486,048)
Inventories	454,094	(2,361,507)	(2,351,146)
Prepaid expenses	(99,685)	(113,597)	19,582
Increase (decrease) in:
Accounts payable	62,175	(532,581)	832,529
Accrued expenses	614,788	130,196	301,612
Net cash provided by operating activities	14,315,729	6,046,663	6,152,096

Cash Flows From Investing Activities
Proceeds on sale of equipment	—	9,940	55,688
Purchase of leasehold improvements and equipment	(1,335,606)	(786,917)	(1,112,315)
Other	—	(150,000)	—
Proceeds from sale of available-for-sale securities	895,000	1,395,000	8,315,000
Purchase of available-for-sale securities	(2,895,000)	(4,340,000)	(2,695,000)
Net cash provided by (used in) investing activities	(3,335,606)	(3,871,977)	4,563,373

Cash Flows From Financing Activities
Member distributions	(5,571,935)	(4,566,402)	(4,015,544)
Increase (decrease) in cash and cash equivalents	5,408,188	(2,391,716)	6,699,925

Cash and cash equivalents, beginning	5,899,638	8,291,354	1,591,429

Cash and cash equivalents, ending	$11,307,826	$5,899,638	$8,291,354

The accompanying notes are an integral part of these statements.

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Since 1977, ASA Electronics, LLC, formerly known as Audiovox Specialized Applications, LLC (ASA or the Company), has built a reputation developing mobile electronics specifically designed and tested to withstand the rigors of niche markets in the automotive industry, including the recreational vehicle, commercial vehicle, heavy-duty truck, agricultural, construction, bus, power sports, marine and spa industries. Its proprietary line of products includes Jensen 12-volt LCD and LED flat panel televisions, stereos and speakers; Voyager observation systems; and Advent microwaves, refrigerators and rooftop air conditioners. These high-quality mobile electronics and appliances are designed and tested in a research and development lab located at the Company’s corporate offices. ASA’s engineering team works in conjunction with its customers’ designers, engineers and sales team to develop customized solutions. In 2012, ASA expanded its product offerings to exclusively distribute products from Polk Audio into OEM specialty markets, including the Marine, Recreational Vehicle and Commercial industries. In 2013, the Company entered into a licensing agreement with Polk Audio to design, engineer and produce weatherized audio products. Polk Audio, also established in the 1970’s, is an award-winning designer and manufacturer of high-performance audio products, who has become the market leader in premium home and marine speakers, sound bars, amplifiers and other high-end audio products. The addition of Polk Audio products complements ASA’s existing product lineup and provides a full spectrum of audio, video, observation and appliance options for its customers. The various products offered by ASA are sold throughout the world to original equipment manufacturers as well as the respective aftermarket segments. In addition to the headquarters in Elkhart, Indiana, ASA also has two public distribution centers in Oregon and California, and a trading office in Shenzhen, China. In 2013, ASA achieved a 9.3% increase in sales compared to 2012 results, with double-digit growth in three of our five industries.

Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and wholly owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue from product sales at the time of passage of title and risk of loss to the customer either at F.O.B. Shipping Point or F.O.B. Destination, based upon terms established with the customer. The Company’s selling price is fixed and determined at the time of shipment and collectibility is reasonably assured and not contingent upon the customer’s resale of the product. The customers are generally not given rights of return. In the event customers are granted rights of return, the Company estimates and records an allowance for future returns. At November 30, 2013 and 2012, no such allowance was deemed necessary. Product sales are generally not subject to acceptance or installation by Company or customer personnel.

All sales transactions are denominated in U.S. dollars.

Sales Incentives

The Company offers sales incentives to its customers primarily in the form of co-op advertising allowances and rebates. All significant sales incentives require the customer to purchase the Company’s products during a specified period of time, and are based on either a fixed dollar amount or set percentage of sales. Claims are settled either by

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011 the customer claiming a deduction against an outstanding account receivable or by the customer requesting a check. Since the rebate percentage can be reasonably estimated, the Company records the related rebate at the time of sale. The Company has also entered into the recreational vehicle aftermarket segment, with several of those customers having dollar-specific co-op advertising programs for participation in trade shows, placement in catalogues, countertop display units and other marketing programs. These co- op advertising programs are reviewed and adjusted, as necessary, on a quarterly basis. As of November 30, 2013 and 2012, the co-op and rebate accrual reflected as a liability on the consolidated balance sheets was approximately $583,086 and $481,955, respectively. The Company records all sales incentives as an offset to total sales on the consolidated statements of income.

Shipping and Delivery

The Company recognizes shipping and delivery costs in selling, general and administrative expenses in the accompanying consolidated statements of income. These costs for the years ended
November 30, 2013, 2012 and 2011 were approximately $621,000, $649,000 and $554,000 respectively.

State Sales Taxes
The Company has elected to report sales tax charged on sales on a net basis.
Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers investments in various repurchase agreements with its bank, money market accounts and treasury bills with a maturity of three months or less to be cash equivalents. Cash equivalents amounted to approximately $10,315,713 and $10,315,713 and $4,557,003 for the years ended November 30, 2013 and 2012 respectively.

The Company maintains its cash accounts in amounts, which at times may be in excess of insurance limits provided by the Federal Deposit Insurance Corporation. The Company does not believe it is subject to any significant credit risk related to these balances.

Trade receivables

Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Trade receivables in the accompanying balance sheets at November 30, 2013 and 2012 are stated net of an allowance for doubtful accounts of approximately $55,000 and $50,000, respectfully. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. Generally, a trade receivable is considered to be past due if any portion of the receivable balance is outstanding for more than 30 days.

Inventories

The Company values its inventory at the lower of the actual cost to purchase (primarily on a weighted moving average basis) or the current estimated market value of the inventory less expected costs to sell the inventory. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily from selling prices, indications from customers based upon current price negotiations and lower market prices. The Company’s industry is characterized by rapid technological change and frequent new product introductions that could result in an increase in the amount of obsolete inventory quantities on hand.

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011

During the years ended November 30, 2013, 2012 and 2011, the Company recorded write downs of inventory of approximately $26,000, $76,000, and $146,000, respectively, related to lower of cost or market adjustments. These charges to income are included in cost of goods sold in the accompanying consolidated statements of income.

Leasehold Improvements and Equipment

All fixed asset purchases are recorded at the original cost. Leasehold improvements are amortized over the lesser of the underlying lease term or the estimated useful lives. Equipment is depreciated principally using the straight-line method over the following estimated useful lives:

Years
Leasehold improvements	5-9
Machinery and equipment	5-10
Tooling and molding	1-3
Transportation equipment	5
Office furniture and fixtures	10
Computer equipment	3
Booth displays	7

Tooling is amortized on a per unit basis. The Company estimates the annual sales volume produced and life expectancy of the tooling to determine the per unit amortization amount. This per unit amount increases inventory cost upon receipt into a U.S. warehouse and is subsequently charged to cost of goods sold upon sale of the related product.

Intangible Assets

The Company acquired certain trademark rights from Voxx International (Voxx) in August 2003. In connection with the acquisition, Voxx sublicensed its rights in relation to the trademark to the Company and cannot terminate these rights under the terms of the acquisition agreement. The Company has accounted for trademark rights as an indefinite-lived intangible asset. Accounting standards require that intangible assets with indefinite useful lives be tested for impairment at least annually or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value below its carrying amount. When determining the fair value of trademark rights, the Company uses the relief from royalty method, which requires the determination of fair value based on if the Company was licensing the right to the trademark in exchange for a royalty fee. The Company utilizes the income approach to determine future revenues to which to apply a royalty rate. The royalty rate is based on market approach concepts. In considering the value of trademark rights, the Company looks to relative age, consistent use, quality, expansion possibilities, relative profitability and relative market potential. The Company has performed its annual impairment test for the years ended November 30, 2013, 2012 and 2011, and no impairment was identified.

Long-lived Assets

In accordance with accounting standards, the Company reviews its long-lived assets periodically to determine potential impairment. If indicators are present, the Company compares the carrying value of the long-lived assets with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets. There was no impairment of long-lived assets for

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011 the years ended November 30, 2013, 2012 and 2011.

Warranties

The Company provides a limited warranty primarily for a period of up to two years for its products. The Company’s standard warranties require the original equipment manufacturer, aftermarket distributor, its dealers or the end user to repair or replace defective products during such warranty periods at no cost to the consumer. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. The related expense is included in cost of goods sold in the accompanying consolidated statements of income. Factors that affect the Company’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, the historical lag time between product sales and product claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company utilizes historical trends and analytical tools to assist in determining the appropriate loss reserve levels.

Changes in the Company's warranty liability during the years ended November 30, 2013, 2012 and 2011 are as follows:

	2013	2012	2011

Balance, beginning	$2,245,000	$2,296,000	$2,256,000
Accruals for products sold	2,239,681	1,905,353	1,742,859
Payments made	(2,022,681)	(1,956,353)	(1,702,859)
Balance, ending	$2,462,000	$2,245,000	$2,296,000

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

Income Taxes

As a limited liability company, the Company’s taxable income is allocated to members in accordance with their respective percentage ownership. However, a provision for state income taxes for the years ended November 30, 2013 and 2012, in the amounts of approximately $31,000 and $25,000, respectively, has been recorded.

Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the consolidated financial statements to comply with the provisions of this guidance. With few exceptions, the Company is no longer subject to tax examinations by the U.S. federal, state or local tax authorities for years before 2010.

NOTE B - FAIR VALUE MEASUREMENTS

Accounting standards specify a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs), or reflect the Company’s own assumptions of market participant valuation (unobservable inputs). In accordance with the accounting standards, these two types of inputs have created the following fair value hierarchy:

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly.

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The standard requires the use of observable market data if such data is available without undue cost and effort. For the years ended November 30, 2013 and 2012, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The following methods and assumptions were used to estimate the fair value of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents, accounts receivable and accounts payable - The carrying amounts approximate fair value due to the short maturity of those instruments.

Available-for-sale securities consist of investments in marketable debt securities. Debt securities consist primarily of obligations of municipalities and industrial revenue bonds, which are not subject to principal risk or fluctuation due to these securities being backed by bank letters of credit.

Management determines the appropriate classification of securities at the date individual investment securities are acquired and the appropriateness of such classification is reassessed at each balance sheet date. Since the Company neither buys investment securities in anticipation of short-term fluctuation in market prices nor commits to holding debt securities to their maturities, the investments in marketable debt securities have been classified as available-for-sale in accordance with accounting standards. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, if any, are reported as a separate component of members’ equity. No unrealized gains or losses were recorded for the periods presented, and no such cumulative amounts exist.

A decline in the market value of any available-for-sale security below cost that is deemed other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. The Company considers numerous factors, on a case-by-case basis, in evaluating whether the decline in market value of an available-for-sale security below cost is other than temporary. Such factors include, but are not limited to (1) the length of time and the extent to which the market value has been less than cost, (2) the financial condition and the near-term prospects of the issuer or the investment, and (3) whether the Company’s intent to retain the investment for the period of time is sufficient to allow for any anticipated recovery in market value. During the years ended November 30, 2013 and 2012, the Company did not hold any investments that had such a decline in value.

The bonds contain a put feature that allows the Company to periodically sell the bonds to a brokerage house at par value. The bonds also have a floating interest rate, which is reset on a periodic basis, and are backed by third-party letters of credit. As of November 30, 2013, the bonds had a weighted-average yield of 0.13%. To estimate their fair value, the Company considered the par value of the bonds, potential default probabilities, market yield curves and the seven-day put feature.

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011

The following is a summary of the Company’s Level 2 investment securities as of November 30, 2013 and 2012:

2013
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government bonds	$6,000,000	$—	$—	$6,000,000

11/30/2012
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Government bonds	$4,000,000	$—	$—	$4,000,000

The cost and fair value of debt securities by contractual maturities as of November 30, 2013 are as follows:

		Fair
	Cost	Value

Due after three years	$6,000,000	$4,000,000

Expected maturities may differ from contractual maturities because the issuers of certain debt securities have the right to prepay their obligations without penalty.

A summary of proceeds from the sale of available-for-sale securities and investment earnings for the years ended November 30, 2013, 2012, and 2011 is as follows:

	2013	2012	2011

Proceeds from the sale of available-for-sale securities	$895,000	$1,395,000	$8,315,000

Interest earned	$43,744	$36,229	$32,870

NOTE C - LEASEHOLD IMPROVEMENTS AND EQUIPMENT

The cost of leasehold improvements and equipment and the related accumulated depreciation at November 30, 2013 and 2012 are as follows:

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011

	2013	2012

Leasehold improvements	$1,141,543	$1,057,412
Machinery and equipment	1,469,346	1,389,439
Tooling and molding	2,978,999	2,703,168
Transportation equipment	561,176	561,241
Office furniture and fixtures	485,125	403,195
Computer equipment	1,472,585	1,376,701
Booth displays	248,237	248,237
Construction in progress	623,118	229,009
	8,980,129	7,968,402
Less accumulated depreciation	6,585,829	5,949,064
	$2,394,300	$2,019,338

NOTE D - LINE OF CREDIT

The terms of a loan agreement with a bank permit the Company to borrow a maximum of $10,000,000. At November 30, 2013 and 2012, no amount was outstanding under this agreement. Borrowings under the agreement bear interest at prime minus 0.50% or LIBOR plus 2.00%, at the Company’s option; are collateralized by accounts receivable and inventories; and are subject to a tangible net worth covenant. The agreement expires on July 3, 2014, and does not include commitment fees for unused portions. No amounts were drawn during the year and no interest expense was recorded.

NOTE E - MAJOR VENDORS

For the years ended November 30, 2013, 2012 and 2011, the Company purchased approximately 74%, 75%, and 75% respectively of its products for resale from their top five vendors. The top five vendors varied during the years presented.

The Company’s licensing agreement with Polk Audio, dated June 17, 2013, requires that a royalty be paid on the Company’s net sales of licensed products. The agreement designates the royalty amount on a sliding scale from 5% to 10% based on calendar-year purchases of Polk Audio speakers and amplifiers. Guaranteed royalty minimums of $25,000 for 2013 and $90,000 for 2014 were also established. In 2013, the Company’s sales of licensed Polk Audio items exceeded the minimum royalty amount and the Company anticipates an applicable royalty rate of 7%. During 2013, the Company paid $23,000 in royalties, and also reflected a royalty liability in the amount of $30,000 as of November 30. Per the agreement, the final 2013 royalty payment will be paid within 60 days of the calendar year-end.

NOTE F - TRANSACTIONS WITH RELATED PARTIES AND LEASE COMMITMENTS

The Company is affiliated with various entities through common ownership by Voxx. Transactions with Voxx, its affiliates and subsidiaries for the years ended November 30, 2013, 2012, and 2011 are approximately as follows:

	2013	2012	2011

Net product sales	$195,000	$7,000	$23,000
Purchases	655,000	295,000	711,000

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011

At November 30, 2013 and 2012, amounts included in trade receivables and accounts payable resulting from the above transactions are approximately as follows:

	2013	2012

Trade receivables	$1,000	$—
Accounts payable	47,000	4,000

The Company leases warehouse, manufacturing and office facilities from Irions Investments, LLC, an entity related through common ownership, for approximately $45,000 per month, plus the payment of property taxes, normal maintenance and insurance on the property under an agreement that expires in August 2016, with two five-year options to extend, at the Company’s discretion. The lease with Irions Investments, LLC contains a clause that increases the monthly rent amount each year, and is based on the Consumer Price Index. The Company also leases warehouse space for $3,200 per month in Elkhart, Indiana. This arrangement is temporary in nature and the term of the lease agreement is defined as month to month. Finally, the Company leases office space in the Shenzhen province of China, with a monthly rent of $8,400 through May 2016.

The Company leases certain equipment from unrelated parties under agreements that require monthly payments totaling approximately $1,750 and expire through May 2015.

The total rental expense included in the statements of income for the years ended November 30, 2013, 2012, and 2011 is approximately $710,000, $634,000 and $607,000, respectively, of which approximately $545,000, $535,000, and $518,000 respectively was paid to Irions Investments, LLC.

ASA utilizes two public warehouses, with locations in California and Oregon. The leases at both locations are considered month to month and can be terminated with 90 days’ notice. As a result, the commitment schedule below includes three months of outside warehouse rent charges for 2014 only.

The total approximate minimum rental commitment at November 30, 2013 under the leases is due as follows:

	Related Party	Other	Total

Year ending November 30,
2014	$554,000	$137,000	$691,000
2015	565,000	112,000	677,000
2016	430,000	47,000	477,000
	$1,549,000	$296,000	$1,845,000

NOTE G - EMPLOYEE BENEFIT PLANS

The Company has profit-sharing and 401(k) plans for the benefit of all eligible employees. The Company's contributions are discretionary and are limited to amounts deductible for federal income tax purposes. Discretionary contributions were approximately $403,000, $310,000, and $257,000 for the years ended November 30, 2013, 2012, and 2011 respectively.

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011

The Company also maintains a discretionary employee bonus plan for the benefit of its key executive, operating officers, managers and select salespersons. The total bonus expense included in the statements of income for the years ended November 30, 2013, 2012, and 2011 is approximately $2,705,000, $2,044,000, and $1,800,000 respectively.

The Company offers a health plan for its employees, which is self-insured for medical and pharmaceutical claims up to $35,000 per participant and, after that, aggregate stop-loss insurance coverage is in place. If the Company’s aggregate medical claims, including prescriptions, had exceeded approximately $486,000 in 2013, the stop-loss coverage policy would have taken effect. In 2013, the stop-loss aggregate limit was not exceeded. The medical and prescription claims totaled approximately $204,000 in 2013. The stop-loss portion of the coverage has been reinsured with an A-rated commercial carrier. The total health plan expense included in the consolidated statements of income for the years ended November 30, 2013, 2012, and 2011 is approximately $430,000, $621,000, and $560,000 respectively. These expense figures include medical, vision and dental claims and third party administration fees, in addition to wellness program expenses and Company contributions to Health Savings Accounts.

NOTE H - LITIGATION

As of November 30, 2013, the Company had no pending legal proceedings. When a legal claim occurs, those proceedings have been, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management, the ultimate disposition of any such proceedings are not expected to have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE I - MAJOR CUSTOMERS

Net sales to customers comprising 10% of more of total net sales for the years ended November 30, 2013, 2012, and 2011 and the related trade receivables balance at those dates are approximately as follows:

	Net Sales			Trade Receivable Balance
	2013	2012	2011	2013	2012	2011
Customer A	$12,705,000	$13,505,000	$13,119,000	$516,000	$768,000	$590,000
Customer B	15,973,000	14,986,000	10,985,000	928,000	539,000	912,000
	$28,678,000	$28,491,000	$24,104,000	$1,444,000	$1,307,000	$1,502,000

NOTE J - MEMBERS’ EQUITY

In accordance with the generally accepted method of presenting limited liability company financial statements, the accompanying consolidated financial statements do not include other corporate assets and liabilities of the members, including their obligation for income taxes on the net income of the limited liability company nor any provision for income tax expense.

The limited liability company operating agreement does not provide for separate classes of ownership. Voxx and ASA share equally in all limited liability company events and the related member accounts are considered equal on a fair value basis. The expiration date of the operating agreement is February 28, 2047.

NOTE K - SUBSEQUENT EVENTS

The Company evaluates subsequent events occurring between the most recent balance sheet date and the date that

ASA Electronics, LLC And Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2013 and 2012, and for the years ended November 30, 2013, 2012 and 2011 the consolidated financial statements are available to be issued in order to determine whether the subsequent events are to be recorded in and/or disclosed in the Company’s consolidated financial statements and footnotes.

It is the Company’s intent to distribute funds to members to cover their income tax liabilities. Subsequent to November 30, 2013, the Company paid approximately $1,516,000 of member distributions relating to the fourth quarter of 2013.